02046869

EXECUTED COPY

RECD S.E.C.
JUL 25 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 25, 2002

P.E. 7-25-02

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
JUL 30 2002
THOMSON FINANCIAL

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

NORTEL INVERSORA S.A.

FREE TRANSLATION

Buenos Aires, July 22, 2002

Sirs:
Bolsa de Comercio de Buenos Aires

Re: Relevant Information

Dear Sirs:

I have the pleasure to address you in connection with the mediation meetings for which the Company, its Directors and the members of the supervisory committee received noticed, and which were disclosed to you through letters dated July 15th and 16th of the current year.

The objective of this letter is to inform you that the defendants of said mediation meeting exercised their option under governing law to select other mediators to intervene in the mediation proceedings. Nevertheless, the mediator elected by the plaintiff, Dra. Silvia Férnandez, informed the defendants that because of a lack of unanimity in the selection of a mediator, she would be the one to continue to serve as mediator in the mediation proceedings.

After this decision, the defendants reaffirmed the validity of their option to select a different mediator, and informed Dra. Fernández that they did not accept her participation as a mediator in either claim.

It is unknown whether or not the mediation meetings were held.

Without anything further, we salute you attentively,

María Blanco Salgado
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002

NORTEL INVERSORA S.A.

By: ______________________

Name: Maria Elvira Cosentino

Title: General Manager and Sole Officer